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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eurekacap Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas 33rd Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

125 E Lake Street	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Burke Farnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eurekacap Partners Inc, as of February 11, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

—

—

Signature

Director

Title

Notary Public

SOPHIA SALINAS
Notary Public - State of New York
NO. 01SA6237812
Qualified in Queens County
My Commission Expires 3/28/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EurekaCap Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EurekaCap Partners, Inc. as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of EurekaCap Partners, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EurekaCap Partners, Inc.'s management. Our responsibility is to express an opinion on EurekaCap Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to EurekaCap Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of EurekaCap Partners, Inc.'s financial statements. The supplemental information is the responsibility of EurekaCap Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

We have served as EurekaCap Partners, Inc.'s auditor since 2016.

Bloomingdale, IL

February 21, 2020

Eurekacap Partners Inc

Table of Contents

Eurekacap Partners Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	484,117
Due From Related Entity		39,680
Rent Deposit		6,058
Fixed Assets - Net		2,842
Total Assets		532,697

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts Payable		7,350
Commissions Payable		16,442
Taxes Payable		11,930
Total Liabilities		35,722
Capital		
Common Stock		100,000
Retained Earnings		396,975
		496,975
Total Liabilities & Stockholders Equity	$	532,697

See notes to financial statements

Eurekacap Partners Inc.
STATEMENT OF INCOME
Year ended December 31, 2019

Fee Income	$	748,893
Interest Income		4,242
Total Income		753,135
Operating expenses:		
Salaries		517,968
Payroll Taxes		23,689
Finop fees & Audit fees		11,050
Regulatory fees		3,260
Professional Fees		9,598
Rent		37,258
Pension Expense		14,474
Travel & Entertainment		20,560
Medical		46,106
Insurance		2,489
Corporation Taxes		14,945
Other Expenses		6,967
		708,364
Net income (loss)	$	44,771

See notes to financial statements

Eurekacap Partners Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

Year Ended December 31, 2019

Balance, January 1, 2019	$	452,203
Net income (loss)		44,771
Balance, December 31, 2018	$	496,974

See notes to financial statements

Eurekacap Partners Inc.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

Cash flows from operating activities:		
Net income (loss)	$	44,771
Non Cash Expenses		1,093
		45,864
Adjustments to reconcile net income to net cash provided by opererating activities:		
Decrease in Due From Related Entity		41,569
Decrease in Prepaid Assets		5,733
Decrease in Accounts Payable		(1,500)
Decrease in Taxes Payable		(9,231)
Increase in Fixed Assets		(3,936)
Decrease in Commissions Payable		(73,814)
Net Cash provided by Operating activities		4,685
Net increase in cash during the year		4,685
Cash, beginning of year		479,431
Cash, end of year	$	484,116
Supplemental disclosures of cash flow information		
Cash paid during the year for interest		-
Income tax payments		16,177

See notes to financial statements

EUREKACAP PARTNERS INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. Organization of the Company

Eurekacap Partners, Inc. (the "Company") is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i). The Company is a 100 % owned subsidiary of Eureka Capital Limited. ("ECL" organized in Hong Kong)

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees and performance fees from the hedge funds. The fees are paid directly to entities with shared ownership.

3. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

Income tax positions

The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties theron with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Related Party Transactions

The Company is party to an agreement with a related entity (Eureka Capital Partners (HK) Limited ("ECP-HK").ECP-HK Is organized in Hong Kong and is a 100 % owned subsidiary of ECL. The Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, ECP-HK pays all overhead and operational expenses incurred by the Company plus 8.0% of such expenses. Beginning June 1, 2018 , the intercompany agreement was changed to Eureka Capital Partners Pte.Ltd (SG),("ECP-SG"). All terms of the agreement remained the same. During the year ended December 31, 2019, the Company recognized $ 748,893 of revenue from ECP-HK under the terms of this agreement. At December 31, 2019 $ 39.680 was due from ECP-SG.

5. Revenue Recognition

Under the terms and conditions as disclosed in Note 4 the company performs certain services for its parent and recognizes fees for those services when the company determines reasonable assurance of their collectability. The company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2019, or to revenue for the twelve months ended December 31, 2019 after adopting topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2019, the Company's net capital of 448,395 was $ 443,395 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 8.04 %.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company is not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company is not subject to Possession or Control Requirements under SEC Rule 15c3-3.

9. Concentration of Cash

The company maintains its cash at financial institutions in bank deposits, which may exceed federal insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant risk with respect to cash.

10. Capital Stock

The company has authorized the issue of 1,500 shares of no par value common stock. All shares are issued and outstanding Shares of common stock are voting shares. Dividends are paid at the discretion of the board of directors.

11. Retirement Plan

The company has a simple IRA plan. All employees are eligible to enter the plan. The company matches the employee contribution. Contributed to the retirement plan for the year in the amount of $ 14,,474.

12. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2019 and the date of the audit report, which is the date the financial statements were available to be issued .

Eurekacap Partners Inc.
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2019
Schedule I

Capital		
Stockholders Equity	$	496,975
Non Allowable Assets		(48,580)
Net capital	$	448,395
Aggregate indebtedness	$	35,722
Computation of basic net capital requirement		
Minimum net capital required	$	2,383
Minimum dollar net capital	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	443,395
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	442,395
Percentage of aggregate indebtedness to net capital		8.04

There were no differences between the Net Capital reported by the company Equity in Part 11A of the focus report and these financial statements.

See report of independent registered public accounting firm

Eurekacap Partners, Inc.

Supplemental Information

For the year ended December 31, , 2019

Schedule ll
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2019

See report of independent registered public accounting firm

EUREKACAP PARTNERS

Member FINRA / SIPC

February 7, 2020

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Role 15c3-3 for Fiscal Year 2019

Dear Sir/Madame:

For the fiscal year ending December 31, 2019, EurekaCap Partners Inc. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

EurekaCap Partners Inc. met the exemption provided above for the fiscal year ending December 31,2019.

Sincerely,

Burke Farnell
Director

EurekaCap Partners Inc.
1345 Avenue of Americas, 33rd Floor, New York, NY 10105 |Tel: 1 212 308 3962

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EurekaCap Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) EurekaCap Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which EurekaCap Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), (exemption provisions) and (2) EurekaCap Partners, Inc. stated that EurekaCap Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. EurekaCap Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EurekaCap Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 21, 2020

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders of EurekaCap Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by EurekaCap Partners, Inc. and the SIPC, solely to assist you and SIPC in evaluating EurekaCap Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. EurekaCap Partners, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on EurekaCap Partners, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of EurekaCap Partners, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 21, 2020